CYNTHIA A. SHAFER
DIRECT DIAL  (513) 723-4009
FACSIMILE    (513) 852-7895
E-MAIL - CASHAFER@VSSP.COM


                                October 26, 2005


Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

                  Re: Greenville Federal Financial Corporation
                      Form SB-2, amendment number 2, filed September 28, 2005 File Number 333-126035

Dear Mr. Clampitt:

          On behalf of Greenville Federal Financial Corporation (the "Registrant") and Greenville Federal Savings and Loan Association (the "Association"), I have enclosed herewith a copy of Pre-Effective Amendment No. 3 to Form SB-2 ("Amendment No. 2"), which the Registrant has filed with the Securities and Exchange Commission (the "Commission") this date. The enclosed copy is marked to show changes from Pre-Effective Amendment No. 2 on Form SB-2 filed with the Commission on September 28, 2005.

          The following information is provided in response to the comment letter dated October 12, 2005, pertaining to the Registration Statement. The headings contained herein are the headings contained in the comment letter. The responses in this letter refer to the page numbers where revisions can be found in the marked copy of Amendment No. 3 being provided to staff members. (Please note that page numbers in cross references in the text will differ as they relate to the unmarked version.) Unless otherwise stated herein, defined terms have the same meanings as are assigned to such terms in the Registration Statement.



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Mr. Michael Clampitt
October 26, 2005
Page 2


HOW WE DETERMINED THE OFFERING RANGE . . . PAGE 4

1. PLEASE CONSIDER USING A MORE MEANINGFUL SHORTENED FORM OF GREENVILLE FINANCIAL [SIC] THAN "THE ASSOCIATION."

All references to "the Association" have been changed to "Greenville Federal" without explicit definition of the term.

2. PLEASE REVISE THE SECOND PARAGRAPH TO DESCRIBE THE CHARACTERISTICS OF THE PEER GROUP COMPANIES. BE CERTAIN TO INCLUDE THE EXTENT TO WHICH THEY ARE FULLY CONVERTED.

The description of the peer group companies has been expanded on page 5 to describe their characteristics and to clarify that all are fully converted.

3. PLEASE REVISE THIS SECTION TO BE CONSISTENT INTERNALLY AND WITH THE DISCLOSURE IN THE APPRAISAL, OR EXPLAIN ANY DIFFERENCES. FOR EXAMPLE:

         - YOU STATE IN THE SECOND PARAGRAPH THAT THE APPRAISAL ANALYSIS WAS DONE ON A PRICE-TO-EARNINGS BASIS, BUT IDENTIFY PRICE-TO-CORE INFORMATION IN THE COLUMN HEADINGS ON PAGE 5.

         - AT THE TOP OF PAGE 5, YOU SAY THAT THE FIGURES FOR THE PEER GROUP ARE PROVIDED "ASSUMING THEY HAD COMPLETED A SECOND-STEP CONVERSION." YOU ALSO USE "FULLY CONVERTED PRO FORMA" IN THE COLUMN HEADINGS FOR PEER GROUP INFORMATION, YET IN THE APPRAISAL THERE IS A STATEMENT THAT ONLY FULLY CONVERTED COMPANIES WERE INCLUDED IN THE PEER GROUP. PLEASE ALSO CLARIFY, IF YOU RETAIN BOTH FORMS, THAT HAVING COMPLETED A "SECOND-STEP CONVERSION" AND BEING "FULLY CONVERTED" ARE THE SAME THINGS.

Changes to the appraisal discussion have been made on pages 5 through 8.

4. PLEASE RETURN THE PRICE-TO-EARNINGS AND PRICE-TO-BOOK INFORMATION FOR THE COMPANY ON A PARTIALLY CONVERTED BASIS TO REFLECT THIS OFFERING. ALSO PROVIDE THIS INFORMATION FOR THE PEER GROUP COMPANIES OR EXPLAIN IN THE FILING WHY THIS IS NOT POSSIBLE.

A table and discussion has been added on pages 7 and 8 regarding the price-to-earnings and price-to-book ratios on a partially converted basis for Greenville Federal and for publicly traded mutual holding companies as of September 14, 2005. It is not possible to provide ratios on a partially converted basis for the peer group because all peer group companies are already fully converted. We have provided the price-to-book and price-to-earnings ratios for publicly traded mutual holding companies in a separate section near the discussion of the appraisal but not in the section because such ratios were not used as part of the appraisal, are not deemed meaningful, and we believe would be potentially misleading to investors to include in that appraisal discussion section of the prospectus.

Mr. Michael Clampitt
October 26, 2005
Page 3


RISKS RELATED TO OUR BUSINESS, PAGE 13

5. WE NOTE YOUR DEPENDENCE ON BEING ABLE TO INVEST THE PROCEEDS OF THE OFFERING IN LOANS, REFERENCED IN AT THE TOP OF PAGE 14, AND YOUR LATER DISCLOSURE ABOUT YOUR ALREADY CASH RICH POSITION RESULTING FROM THE SALE OF YOUR FIXED RATE LOANS. WE FURTHER NOTE THE LAST SENTENCE OF YOUR COVER LETTER RESPONSE TO OUR PRIOR COMMENT NUMBER 12 IN WHICH YOU STATE THAT YOU HAVE NO ESTIMATE AS TO HOW LONG IT WILL BE BEFORE YOU CAN EFFECTIVELY INVEST IN LOANS AFTER THE OFFERING. GIVEN THE APPARENT SIGNIFICANCE OF THIS MATTER PLEASE REVISE TO ADDRESS IT IN A SEPARATE RISK FACTOR.

We have broken the first risk factor into two risk factors on pages 16 and 17.

6. IN THE LIQUIDITY DISCUSSION OF YOUR MD&A SECTION, DESCRIBE YOUR STRATEGY FOR DEALING WITH THIS SITUATION.

Language has been added on page 58.

DECLINING DEPOSITS

7. CONSIDER A RISK FACTOR TO ADDRESS YOUR DECLINING DEPOSITS OR ADVISE US WHY THIS IS NOT WARRANTED. WE NOTE THAT DEPOSITS HAVE DECLINED IN EACH OF THE PAST TWO YEARS TO A SIGNIFICANT EXTENT DESPITE YOUR POSITION, STATED ON PAGE 42, THAT MANAGEMENT "STRIVES TO MAINTAIN A MODERATE RATE OF GROWTH IN DEPOSITS."

A risk factor has been added on page 18.

8. DISCLOSE IN THE MD&A SECTION THE UNDERLYING REASONS FOR THIS DECLINE AND DESCRIBE YOUR STRATEGY FOR DEALING WITH THE SITUATION.

Language has been added on page 48.

PRO FORMA DATA, PAGE 26

9. PLEASE REFER TO PRIOR COMMENT 15. PLEASE TELL US HOW YOU HAVE CONCLUDED THAT A PRO FORMA ADJUSTMENT FOR THE PUT OPTION, INHERENT IN THE ESOP, IS NOT NECESSARY. IN YOUR RESPONSE, PLEASE ADDRESS THE LIQUIDITY OF THE EXCHANGE UPON WHICH THE SHARES WILL BE TRADING. REFER US TO THE TECHNICAL GUIDANCE YOU HAVE CONSIDERED.

The Registrant will not know until the conclusion of the offering whether its shares will be quoted on the NASDAQ SmallCap Market or the OTC Bulletin Board. As discussed in the revised Prospectus under "MARKET FOR THE COMMON STOCK," the Registrant will attempt to have its stock quoted on the NASDAQ SmallCap Market if it meets certain listing requirements, including selling at least 1,000,000 shares of stock in the offering to persons other than its directors, officers and employee stock ownership plan, having at least 300 stockholders who purchase at least 100 shares each and obtaining at least three market makers. If its stock is
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Mr. Michael Clampitt
October 26, 2005
Page 4


not accepted for quotation on the NASDAQ SmallCap Market, the Registrant will attempt to have its stock quoted on the OTC Bulletin Board.

If the Registrant's stock is listed on The NASDAQ SmallCap Market, its shares will be readily tradable on an established market and the ESOP put option will not apply. Our understanding is that listing on the OTC Bulletin Board would not be sufficient to avoid the put option. Even if the put option applies, the put option is not expected to have a material effect on the Registrant's financial condition or results of operations for the foreseeable future. A liability and a corresponding contra-equity would be recorded equal to the allocated shares at estimated fair value. No allocation will be made to participant's accounts until at least June 30, 2006, and an employee would need to retire, die, become disabled, or otherwise terminate employment to be entitled to a distribution and the put option, and that is not likely to happen before what Greenville Federal expects will be the first anniversary of the consummation of the reorganization. Technical guidance considered included EITF 89-11 as amplified by applicable subsequent pronouncements.

10. PLEASE REFER TO PRIOR COMMENT 15. IF YOU CONCLUDE THAT THE PUT OPTION WILL EXIST, PLEASE REVISE THE NOTES TO THE PRO FORMA FINANCIAL STATEMENTS TO PROVIDE CLEAR DISCLOSURES ABOUT THE EXISTENCE AND CONDITIONS OF THE PUT.

Footnote 2 to the Pro Forma Data table has been revised on page 36.


         Please contact me at 513-723-4009 with any questions you may have concerning Amendment No. 3 or the preceding responses to the staff's comments.


                                                     Very truly yours,

                                                     /s/ Cynthia A. Shafer

                                                     Cynthia A. Shafer

Enclosure

cc:      David Lyon (w/enclosure)
         Margaret E. Fitzgerald (w/enclosure)
         Donald Walker (w/enclosure)
         David Rochefort
         David Permut
         Lane Langford
         Roger Smith